SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G

                        INFORMATION STATEMENT PURSUANT TO
                              RULES 13D-1 AND 13D-2
                          UNDER THE SECURITIES EXCHANGE
                                   ACT OF 1934

                                 AMENDMENT NO. 3

                            WINSLOEW FURNITURE, INC.
-------------------------------------------------------------------------------
                                (Name of Issuer)

                          COMMON STOCK, $0.01 PAR VALUE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   975377 10 2
--------------------------------------------------------------------------------
                                 (CUSIP Number)

Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

                              CUSIP NO. 975377 10 2

(1) Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above Persons EARL W. POWELL

(2)      Check the Appropriate Box if a Member of a Group
         (See Instructions)  (a)__________ (b)___________

(3)      SEC Use Only___________________________________________________________

(4)      Citizenship or Place of Organization       U.S.A.
                                             -----------------------------------

            Number of      (5)        Sole Voting Power               171,062 1
          Shares Bene-
            ficially       (6)        Shared Voting Power           1,703,427 1
            Owned by
          Each Report-     (7)        Sole Dispositive Power          171,062 1
           ing Person
              With         (8)        Shared Dispositive Power      1,703,427 1

(9)        Aggregate Amount Beneficially Owned by Each Reporting
           Person    1,874,489 1

(10)       Check if the Aggregate Amount in Row (9) Excludes Certain Shares
           (See Instructions)      NOT APPLICABL

(11)       Percent of Class Represented by Amount in Row (9)     24.9% 1
                                                             ----------

(12)       Type of Reporting Person (See Instructions)       IN


------------------------
1       See Item 4.

                              CUSIP NO. 975377 10 2

(1) Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above Persons PHILLIP T. GEORGE, M.D.

(2)      Check the Appropriate Box if a Member of a Group
         (See Instructions)  (a)__________ (b)__________

(3)      SEC Use Only___________________________________________________________

(4)      Citizenship or Place of Organization       U.S.A.
                                              ----------------------------------

        Number of         (5)        Sole Voting Power               147,825 1
        Shares Bene-
        ficially          (6)        Shared Voting Power           1,703,427 1
        Owned by
        Each Report-      (7)        Sole Dispositive Power          147,825 1
        ing Person
        With              (8)        Shared Dispositive Power      1,703,427 1

(9)        Aggregate Amount Beneficially Owned by Each Reporting
           Person    1,851,252 1

(10)       Check if the Aggregate Amount in Row (9) Excludes Certain
           Shares (See Instructions)          NOT APPLICABLE

(11)       Percent of Class Represented by Amount in Row (9)     24.7% 1
                                                             ----------

(12)       Type of Reporting Person (See Instructions)       IN

-------------------
1          See Item 4.

                              CUSIP NO. 975377 10 2

(1) Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above Persons TRIVEST GROUP, INC.

(2)      Check the Appropriate Box if a Member of a Group
         (See Instructions)  (a)__________ (b)___________

(3)      SEC Use Only___________________________________________________________

(4)      Citizenship or Place of Organization        Delaware

            Number of        (5)        Sole Voting Power            908,455 1
          Shares Bene-
            ficially         (6)        Shared Voting Power               -0-
            Owned by
          Each Report-       (7)        Sole Dispositive Power       908,455 1
           ing Person
              With           (8)        Shared Dispositive Power          -0-

(9)        Aggregate Amount Beneficially Owned by Each Reporting
           Person          908,455 1

(10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) NOT APPLICABLE

(11)       Percent of Class Represented by Amount in Row (9)     12.1% 1
                                                             ----------

(12)       Type of Reporting Person (See Instructions)       CO

------------------
1       See Item 4.

                              CUSIP NO. 975377 10 2

(1) Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above Persons TRIVEST FUND I, LTD. (FORMERLY TRIVEST INSTITUTIONAL FUND, LTD.)

(2)      Check the Appropriate Box if a Member of a Group
         (See Instructions)  (a) _________ (b)_________

(3)      SEC Use Only___________________________________________________________

(4)      Citizenship or Place of Organization        FLORIDA

            Number of      (5)        Sole Voting Power              662,484 1
          Shares Bene-
            ficially       (6)        Shared Voting Power                 -0-
            Owned by
          Each Report-     (7)        Sole Dispositive Power         662,484 1
           ing Person
              With         (8)        Shared Dispositive Power            -0-

(9)        Aggregate Amount Beneficially Owned by Each Reporting
           Person          662,484 1

(10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) NOT APPLICABLE

(11)       Percent of Class Represented by Amount in Row (9)     8.9% 1
                                                                ------

(12)       Type of Reporting Person (See Instructions)       PN

------------------
1       See Item 4.

                              CUSIP NO. 975377 10 2

(1) Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above Persons TRIVEST 1988 FUND MANAGERS, LTD.

(2)      Check the Appropriate Box if a Member of a Group
         (See Instructions)  (a)____________ (b)____________

(3)      SEC Use Only

(4)      Citizenship or Place of Organization        FLORIDA

            Number of       (5)        Sole Voting Power             662,484 1
          Shares Bene-
            ficially        (6)        Shared Voting Power                -0-
            Owned by
          Each Report-      (7)        Sole Dispositive Power        662,484 1
           ing Person
              With          (8)        Shared Dispositive Power           -0-

(9)        Aggregate Amount Beneficially Owned by Each Reporting
           Person          662,484 1

(10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) NOT APPLICABLE

(11)       Percent of Class Represented by Amount in Row (9)     8.9% 1
                                                             ---------

(12)       Type of Reporting Person (See Instructions)       PN

------------------
1       See Item 4.

                              CUSIP NO. 975377 10 2

(1) Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above Persons TRIVEST SPECIAL SITUATIONS FUND 1985, L.P.

(2)      Check the Appropriate Box if a Member of a Group
         (See Instructions)  (a)__________ (b)___________

(3)      SEC Use Only___________________________________________________________

(4)      Citizenship or Place of Organization        DELAWARE

            Number of      (5)        Sole Voting Power              542,816 1
          Shares Bene-
            ficially       (6)        Shared Voting Power                 -0-
            Owned by
          Each Report-     (7)        Sole Dispositive Power         542,816 1
           ing Person
              With         (8)        Shared Dispositive Power            -0-

(9)        Aggregate Amount Beneficially Owned by Each Reporting
           Person          542,816 1

(10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) NOT APPLICABLE

(11)       Percent of Class Represented by Amount in Row (9)    7.3% 1
                                                             --------

(12)       Type of Reporting Person (See Instructions)       PN

------------------
1       See Item 4.

                              CUSIP NO. 975377 10 2

(1) Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above Persons TRIVEST ASSOCIATES, L.P.

(2)      Check the Appropriate Box if a Member of a Group
         (See Instructions)  (a)__________ (b)____________

(3)      SEC Use Only__________________________________________________________

(4)      Citizenship or Place of Organization        DELAWARE

            Number of       (5)        Sole Voting Power            542,816 1
          Shares Bene-
            ficially        (6)        Shared Voting Power               -0-
            Owned by
          Each Report-      (7)        Sole Dispositive Power       542,816 1
           ing Person
              With          (8)        Shared Dispositive Power          -0-

(9)        Aggregate Amount Beneficially Owned by Each Reporting
           Person          542,816 1

(10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) NOT APPLICABLE

(11)       Percent of Class Represented by Amount in Row (9)     7.3% 1
                                                             ---------

(12)       Type of Reporting Person (See Instructions)       PN

------------------
1       See Item 4.

                              CUSIP NO. 975377 10 2

(1) Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above] Persons TRIVEST, INC.

(2)      Check the Appropriate Box if a Member of a Group
         (See Instructions)  (a)__________ (b)_________

(3)      SEC Use Only___________________________________________________________

(4)      Citizenship or Place of Organization        DELAWARE

            Number of      (5)        Sole Voting Power             542,816 1
          Shares Bene-
            ficially       (6)        Shared Voting Power                -0-
            Owned by
          Each Report-     (7)        Sole Dispositive Power        542,816 1
           ing Person
              With         (8)        Shared Dispositive Power           -0-

(9)        Aggregate Amount Beneficially Owned by Each Reporting
           Person          542,816 1

(10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) NOT APPLICABLE

(11)       Percent of Class Represented by Amount in Row (9)     7.3% 1
                                                             ---------

(12)       Type of Reporting Person (See Instructions)       CO

------------------
1       See Item 4.

ITEM 1(A).            Name of Issuer:

                      WinsLoew Furniture, Inc. ("WinsLoew").

ITEM 1(B).            Address of Issuer's Principal Executive Offices:

                      201 Cahaba Valley Parkway
                      Pelham, Alabama  35124

ITEM 2(A).            Name of Person Filing:

                      This statement is filed on behalf of Earl W. Powell, Phillip T. George, M.D., Trivest Group, Inc. ("Group"), Trivest Fund I, Ltd. ("Fund I"), Trivest 1988 Fund Managers, Ltd. ("Fund Managers"), Trivest Special Situations Fund 1985, L.P. ("TSSF"), Trivest Associates, L.P. ("Trivest Associates") and Trivest, Inc. ("Trivest), (individually, the "Reporting Person," collectively, the "Reporting Persons"). See Exhibit A for the Reporting Persons' agreement for a joint filing of a single statement on their behalf.

ITEM 2(B).            Address of Principal Business Office:

                      201 Cahaba Valley Parkway
                      Pelham, Alabama  35124

ITEM 2(C).            Citizenship or State of Incorporation:

                      Earl W. Powell and Phillip T. George, M.D. - U.S.A.

                      Fund I and Fund Managers - Florida

                      Group, TSSF, Trivest Associates and Trivest - Delaware

ITEM 2(D).            Title of Class of Securities:

                      Common Stock, par value $.01 per share.

ITEM 2(E).            CUSIP Number:

                      975377 10 2

ITEM 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b), identify the status of the person filing.

                      Not applicable.

ITEM 4.               Ownership.

                                 AMOUNT                         POWER TO VOTE                POWER TO DISPOSE
                              BENEFICIALLY     % OF         -----------------------       ---------------------
      REPORTING PERSON           OWNED       CLASS(1)        SOLE          SHARED          SOLE          SHARED
      ----------------           -----       --------        ----          ------          ----          ------
Earl W. Powell................1,874,489(2)     24.9%.       171,062       1,703,427       171,062      1,703,427

Phillip T. George.............1,851,252(3      24.7%.       147,825       1,703,427       147,825      1,703,427

Group(4)........................908,455        12.1%.       908,455               0       908,455              0

Fund I..........................662,484         8.9%.       662,484               0       662,484              0

Fund Managers...................662,484         8.9%.       662,484               0       662,484              0

TSSF(5).........................542,816         7.3%.       542,816               0       542,816              0

Trivest Associates..............542,816         7.3%.       542,816               0       542,816              0

Trivest.........................542,816         7.3%.       542,816               0       542,816              0

(1) Calculated on the basis of 7,481,783 shares of Common Stock outstanding on December 31, 1996. Any securities that are not issued and outstanding, but that can be acquired through the exercise of options or warrants exercisable within 60 days, are deemed to be outstanding for the purpose of computing the percentage of outstanding securities owned by stockholders holding such options or warrants, but are not deemed to be issued and outstanding for the purpose of computing the percentage of the class of securities held by any other person.

(2) Includes 137,437 shares owned directly, 33,625 shares subject to options granted under WinsLoew's stock option plan, 662,484 shares held of record by Fund I, 245,971 shares held of record by Trivest Equity Partners I, Ltd. (formerly known as Trivest Investors Fund, Ltd.) ("Equity Partners") and 116,459 shares held of record by Trivest Principals' Fund 1988 (the "Principals' Fund"), of which the Reporting Person is a general partner. See note (4). The Reporting Person disclaims beneficial ownership of the shares held by Equity Partners and Principals' Fund. The indicated amount also includes 542,816 shares owned of record by TSSF (see note (5)) and 135,697 shares of record owned by Trivest Annuity Fund, Ltd. ("TAFL"), a private investment fund whose assets are managed by Trivest Plan Sponsor, Inc., a corporation controlled in part by the Reporting Person. The Reporting Person disclaims beneficial ownership of shares held by TSSF and TAFL

(3) Includes 126,175 shares owned directly, 20,750 shares subject to options granted under WinsLoew's stock option plan, 662,484 shares held of record by Fund I, 245,971 shares held of record by Equity Partners, 116,459 shares held of record by Principals' Fund, of which the Reporting Person is a general partner, 900 shares held of record by Dr. George's children. See note (4). The Reporting person disclaims beneficial ownership of the shares held by Fund I, Equity Partners, Principals' Fund and his children. The indicated amount also includes 542,816, shares owned of record by TSSF (see note (5)), and 135,697 shares owned of record by TAFL, a private investment fund whose assets are managed by Trivest Plan Sponsor, Inc., a corporation controlled in part by the Reporting Person. The Reporting Person disclaims beneficial ownership of shares held by TSSF and TAFL.

(4) Group serves as the sole general partner of Fund Managers, which in turn is the sole general partner of (i) Fund I, a privately held investment partnership that holds of record 662,484 shares of Common Stock, and (ii) Equity Partners, a privately held investment partnership that holds of record 245,971 shares of Common Stock. Messrs. Powell and George are executive officers and directors of Group and beneficially own a controlling interest of its outstanding capital stock.

(5) The general partner of TSSF is Trivest Associates, whose general partner is Trivest, a corporation owned by Messrs. Powell and George. Messrs. Powell and George are also limited partners of Trivest Associates.

         Messrs. Powell and George beneficially own, directly or indirectly 2,022,314 shares of Common Stock (after giving effect to the exercise of options), representing 26.8% of the Common Stock (after giving effect to the exercise of options). Messrs. Powell and George may be deemed controlling persons of the Issuer by their direct and indirect beneficial ownership of Common Stock.

ITEM 5.           Ownership of Five Percent or Less of a Class.

                  If this Statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following

ITEM 6.           Ownership of More than Five Percent on Behalf of Another
                  Person.

                  Not applicable.

ITEM 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

                  Not applicable.

ITEM 8.           Identification and Classification of Members of the Group.

                  Not applicable.

ITEM 9.           Notice of Dissolution of Group.

                  Not applicable.

ITEM 10.          CERTIFICATION.

                  Not Applicable.

                                  SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 11, 1997                /S/ EARL W. POWELL
                                 -----------------------------
                                 EARL W. POWELL

                                 /S/ PHILLIP T. GEORGE, M.D
                                 -----------------------------
                                 PHILLIP T. GEORGE, M.D.

                                 TRIVEST, INC.

                                 By:  /S/ B. JAY ANDERSON
                                      ------------------------
                                      B. Jay Anderson
                                      Vice President

                                 TRIVEST SPECIAL SITUATIONS
                                 FUND 1985, L.P.

                                 By:  Trivest Associates, L.P.,
                                      General Partner

                                      By: Trivest, Inc., General Partner


                                      By:  /S/ B. JAY ANDERSON
                                           ----------------------
                                             B. Jay Anderson
                                             Vice President

                                 TRIVEST ASSOCIATES, L.P.

                                 By:  Trivest, Inc. General Partner

                                      By:  /S/ B. JAY ANDERSON
                                           ------------------------
                                             B. Jay Anderson
                                             Vice President

                                 TRIVEST FUND I, LTD.

                                 By: Trivest 1988 Fund Managers, Ltd. General Partner

                                      By:  Trivest Group, Inc., General Partner


                                      By:  /S/ B. JAY ANDERSON
                                           ----------------------------------
                                             B. Jay Anderson
                                             Vice President

                                 TRIVEST 1988 FUND MANAGERS,
                                 LTD.

                                 By:  Trivest Group, Inc., General Partner

                                 By:  /S/ B. JAY ANDERSON
                                      ---------------------------------------
                                      B. Jay Anderson
                                      Vice President

                                 TRIVEST GROUP, INC.

                                 By:  /S/ B. JAY ANDERSON
                                      ---------------------------------------
                                      B. Jay Anderson
                                      Vice President

                                    EXHIBIT A

                      AGREEMENT TO FILE JOINT SCHEDULE 13G

         Pursuant to Rule 13d-1(f)(1), the undersigned hereby consent to the joint filing of a single statement on their behalf.

February 11, 1997                /S/ EARL W. POWELL
                                 -----------------------------
                                 EARL W. POWELL

                                 /S/ PHILLIP T. GEORGE, M.D
                                 -----------------------------
                                 PHILLIP T. GEORGE, M.D.

                                 TRIVEST, INC.

                                 By:  /S/ B. JAY ANDERSON
                                      ------------------------
                                      B. Jay Anderson
                                      Vice President

                                 TRIVEST SPECIAL SITUATIONS
                                 FUND 1985, L.P.

                                 By:  Trivest Associates, L.P.,
                                      General Partner

                                      By: Trivest, Inc., General Partner


                                      By:  /S/ B. JAY ANDERSON
                                           ----------------------
                                             B. Jay Anderson
                                             Vice President

                                 TRIVEST ASSOCIATES, L.P.

                                 By:  Trivest, Inc. General Partner

                                      By:  /S/ B. JAY ANDERSON
                                           ------------------------
                                             B. Jay Anderson
                                             Vice President

                                 TRIVEST FUND I, LTD.

                                 By: Trivest 1988 Fund Managers, Ltd. General Partner

                                      By:  Trivest Group, Inc., General Partner


                                      By:  /S/ B. JAY ANDERSON
                                           ----------------------------------
                                             B. Jay Anderson
                                             Vice President

                                 TRIVEST 1988 FUND MANAGERS, LTD.

                                 By:  Trivest Group, Inc., General Partner

                                 By:  /S/ B. JAY ANDERSON
                                      ---------------------------------------
                                      B. Jay Anderson
                                      Vice President

                                 TRIVEST GROUP, INC.

                                 By:  /S/ B. JAY ANDERSON
                                      ---------------------------------------
                                      B. Jay Anderson
                                      Vice President